KONECRANES®
Lifting Businesses™

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

KCI Konecranes Plc: January – September 2006 Interim Report
New All-Time High Quarterly Order Intake and Operating Profit

- Q3 order intake 403,4 MEUR; growth 45.1 %, organic growth 15.5 %
- Q3 sales 385,8 MEUR; growth 55.8 %, organic growth 23.4 %
- Q3 EBIT set new record: 31.2 (12.6) MEUR, Q3 EBIT margin: 8.1 (5,1)%
- On a last-twelve month basis, return on capital employed was 26.6 % and return on equity rose to 34.7 %
- Upgraded 2006 guidance: Sales growth is anticipated to exceed 45 % and the EBIT margin is expected to be approximately 7 % or slightly above

	Third quarter			Jan-Sept/2006			2005
MEUR SALES	**7-9/06**	**7-9/05**	**Change %**	**1-9/06**	**1-9/05**	**Change %**	**1-12/05**
Service	133.0	101.3	31.3	353.3	286.3	24.1	406.5
Standard Lifting	158.2	89.8	76.1	412.4	223.4	84.6	318.0
Heavy Lifting	125.3	79.0	58.6	328.1	219.3	49.6	331.1
Internal Sales	-30.7	-22.5		-73.4	-54.0	36.0	-84.8
Sales total	**385.8**	**247.6**	**55.8**	**1,022.4**	**675.0**	**51.5**	**970.8**
Operating profit (EBIT)	**31.2**	**12.6**	**147.9**	**66.2**	**26.4**	**150.2**	**49.3**
Operating margin, %	8.1	5.1		6.5	3.9		5.1
Share of result of associated companies and joint ventures	0.1	-0.0		0.4	0.2		0.5
Interests, net	-2.9	-1.7		-7.4	-4.8		-6.8
Other financial income and expenses	0.5	2.3		-0.8	-9.6		-9.0
Income before taxes	28.9	13.2	119.3	58.5	12.3	376.6	34.1
Net income	**20.3**	**9.1**	**122.4**	**40.9**	**8.5**	**383.5**	**24.1**
Earnings per share, basic (EUR)	**0.35**	**0.16**		**0.70**	**0.15**		**0.43**
Earnings per share, diluted (EUR)	**0.34**	**0.16**		**0.69**	**0.15**		**0.42**
ORDERS RECEIVED							
Service	113.9	109.2	4.4	314.8	272.1	15.7	364.5
Standard Lifting	162.8	84.0	93.9	469.9	240.4	95.4	322.1
Heavy Lifting	150.9	114.0	32.4	390.4	324.7	20.2	463.3
Internal Orders	-24.3	-29.0	-	-69.7	-62.7	11.7	-88.7
Orders Received total	**403.4**	**278.1**	**45.1**	**1,105.3**	**774.6**	**42.7**	**1061.2**
Order book at end of period				**681.9**	**432.2**	**57.8**	**432.1**

KCI Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358-20 427 11 Fax +358-20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää www.konecranes.com

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Summary of Konecranes' financial performance in the third quarter of 2006:

The strong demand for Konecranes' products and services continued, and third quarter order intake again set a record, having posted records also in the previous three quarters. Total sales growth rose to 55.8 % and organic growth was 23.5. The integration of Stahl CraneSystems continued and had a positive impact on order intake, sales and profits in Standard Lifting. Initial steps were taken in the integration of MMH Holding Inc and only limited synergy savings and dynamic synergies are visible. The financial development was geographically well balanced. All three Business Areas reported strong sales and order growth, although service growth was somewhat restricted by the availability of skilled labour in some regions. The unusually high level of modernisation project orders in the comparison quarter makes the third quarter service order growth appear low. Field service growth met our expectations. Internal actions and higher volumes led to better operational efficiency and increased profitability. Increasing raw material and component costs were offset by improved cost-efficiency and higher sales prices. The third quarter EBIT margin was 8.1 % compared with 5.1 % in the third quarter of 2005. Margins improved in all Business Areas. Return on capital employed increased to 26.6 % and return on equity to 34.7 % on a last twelve-month basis.

Outlook

The demand is expected to stay on a high level. The record-high third quarter order intake leads us to raise the full-year sales growth expectation to above 45 %. The full year EBIT margin is expected to be approximately 7 %, or slightly above. Both fourth quarter sales and EBIT margin will, as in previous years, depend heavily on delivery completions during the last few weeks of the year.

Pekka Lundmark, President & CEO:

"We have every reason to be pleased with our third quarter performance. All key financial measures - orders, sales, margins and capital returns - continued to develop positively. Year 2006 sales growth is now expected to exceed 45 %, while our growth already last year was 33 %. Operating margins improved in all Business Areas. In Service we exceeded our published target of 8 % on a last twelve-month basis. Margins in Standard Lifting and Heavy Lifting improved strongly, but still remain below our 12 % and 10 % targets. Standard Lifting would also already have reached its target level without the expected dilution caused by the recent acquisitions. Our last-twelve month group margin now stands at 6,8 %, which is a notable improvement from the 2005 margin of 5,1 %.

We have been paying a lot of attention to managing our capital employed, especially working capital. This has yielded strong cash flow, and has decreased the gearing level from a year ago in spite of completing the two largest acquisitions ever in our history. Our ability to deliver returns of 26,6 % on capital employed and 34,7 % on equity on a last-twelve month basis with a 6,8 % EBIT margin demonstrates the capital efficiency of our operations.

Our margins have continued to improve this year, but our ambition level is higher. We now expect the 2006 EBIT margin to be approximately 7 % or slightly above. The margin targets will be revisited when we publish our 2006 result in February 2007.

We are still positive regarding the demand outlook and potential for further organic growth. Our scanning of the market for good, value-creating acquisitions to complement organic growth continues."

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Interim Report January-September 2006

Markets

Demand for both industrial and port crane maintenance grew strongly as a result of high industrial output and increased container traffic, as well as the continued trend of customers outsourcing their crane and machine tool maintenance.

Standard Lifting benefited from strong demand in the general manufacturing customer segment. The continued good demand in steel, warehousing and logistics also boosted demand for standard lifting equipment. Through the integration of Stahl CraneSystems, Konecranes has made inroads in new customer segments in Germany, including the automotive and steel industries. This had a positive impact, especially as German demand is at a high level.

The increase in steel prices resulted in a pick-up in demand from steel mills, which particularly benefited Heavy Lifting. Demand from other primary metal customers continued at a high level. Power generation industry demand, including the waste-to-energy industry, continued to improve, and boosted Heavy Lifting orders. Industrial investments in the paper and automotive segments remained at a low level.

Investment in the container-handling business and in shipyards continued strong, which resulted in solid demand for container-handling equipment. In the third quarter, Konecranes' port business was especially successful in North America, as well as in Southern and Eastern Europe.

Growth in general manufacturing, primary metals and power generation supported Asian demand.

The Russian market continued to show solid growth, particularly in primary metals, mining, petrochemical industries and in ports.

The pricing environment was mainly affected by increasing raw material and component costs. In some regions also labour costs rose relatively strongly. Konecranes was able to offset these cost increases through improved efficiency, and successful sourcing solutions. The cost increases were also partially offset by higher sales prices.

Orders received and order book

Orders received in January – September 2006 totalled EUR 1,105 (1-9/2005: 774.6) million, representing growth of 42.7 %, organic growth was 18.9 %. The acquired operations of Stahl CraneSystems (consolidated as of 1 Jan. 2006) and MMH Holdings (consolidated as of 1 June, 2006 i.e. for four months) accounted for the major part of non-organic growth.

Konecranes recorded strong order growth in all its Business Areas and main markets in the period under review.

Orders received by Business Areas, MEUR

	1-9/2006	1-9/2005	Change %	Organic growth %
Service	314.8	272.1	+15.7	+3.5
Standard Lifting	469.9	240.4	+95.4	+40.1
Heavy Lifting	390.4	324.7	+20.2	+16.5
Internal	-69.7	-62.7		
Total	1,105.3	774.6	+42.7	+18.9

	7-9/2006	7-9/2005	Change %	Organic growth %
Service	113.9	109.2	+4.4	-14.2
Standard Lifting	162.8	84.0	+93.9	+35.0
Heavy Lifting	150.9	114.0	+32.4	+22.5
Internal	-24.2	-29.0		
Total	403.4	278.1	+45.1	+15.5

Third quarter order intake reached record high levels for the fourth consecutive quarter, and totalled EUR 403.4 (278.1) million. Total order growth was 45.1 %, and organic growth was 15.5 %. Organic growth continued strong in both Standard and Heavy Lifting, while organic order intake in Service decreased due to lower modernisation orders compared to the strong third quarter in 2005. Also the difficulty in recruiting skilled labour in some regions limited possibilities to increase service order intake.

There were no significant changes in the high quotation activity in either Standard or Heavy Lifting.

Order book and contract base

The order book at the end of September totalled EUR 681.9 (432.2), which represents growth of 57.8 % compared to the end of September 2005. When the

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

acquired operations of Stahl CraneSystems and MMH holdings where consolidated in Konecranes' figures, they increased the order book by approx. EUR 129 million. The order book increased 6.4 % from the high level at the end of June.

Order book by Business Areas, MEUR

	Sep 2006	Sep 2005	Change %	Dec 31, 2005
Service	119.9	89.3	+34	78.0
Standard Lifting	202.7	80.6	+151	64.5
Heavy Lifting	413.6	281.9	+47	319.8
Internal	-54.3	-19.6		-30.3
Total	681.9	432.2	+58	432.1

The order book (which does not include the value of maintenance contract base) grew significantly in all Business Areas as a result of the strong order intake.

The length of the order book in Standard Lifting represents approximately four months sales, and the delivery times usually vary from a couple of weeks to a few months. Delivery times in Heavy Lifting, on the other hand, are typically between three months and two years. Together, the length and high level of the order book in Heavy Lifting provide good visibility for sales in 2007. The margin of the order book in both Standard and Heavy lifting has been increasing as a result of increased operational efficiency and higher volumes, which is visible in the increased profitability in the businesses.

The steady positive development in the maintenance contract base both in terms of units and value also provides good visibility for future sales. At the end of September, the contract base comprised 259,141 (241,482) cranes and hoists, and the annual value totalled EUR 86 million. No major changes occurred in the contract retention rate, which remains at over 90 %.

Sales

Net sales in January – September 2006 totalled EUR 1,022 (675.0) million, representing growth of 51.5 %, organic growth was 26.9 %. Most of the sales growth stemmed from higher volumes. A minor part of the sales increase is due to higher sales prices. Some product prices were raised to offset higher raw material, component and labour costs.

Sales by Business Area, MEUR

	1-9/2006	1-9/2005	Change %	Organic growth %
Service	355.3	286.3	+24.1	+11.6
Standard Lifting	412.4	223.4	+84.6	+30.4
Heavy Lifting	328.1	219.3	+49.6	+45.4
Internal	-73.5	-54.0		
Total	1,022.4	675.0	+51.5	+26.9

The operations of Stahl CraneSystems (consolidated from the beginning of 2006) contributed to sales growth in Standard Lifting, while somewhat over half of MMH Holdings' sales (for four months) contributed to Service sales, and the remainder fairly equally to sales in Standard and Heavy Lifting.

Quarterly sales by Business Area, MEUR

	7-9/2006	7-9/2005	Change %	Organic growth %
Service	133.0	101.3	+31.1	+4.8
Standard Lifting	158.2	89.8	+76.1	+24.9
Heavy Lifting	125.3	79.0	+58.6	+49.2
Internal	-30.7	-22.5		
Total	385.8	247.6	+55.8	+23.4

Third quarter net sales rose 55.8 % to EUR 385.8 (247.6) million, organic growth was 23.4 %.

Sales by Market, MEUR

	1-9/2006	1-9/2005	Change %
Nordic and Eastern Europe	178.0	153.1	16.3
EU (excl. Nordic)	325.1	214.9	51.3
Americas	343.8	185.5	85.3
Asia-Pacific	175.4	121.5	44.4

Profitability

Operating income in January – September 2006 was EUR 66.2 (26.4) million, which is an increase of EUR 39.8 million or 150 % compared to January – September 2005. (The reported operating income for January – September 2005 of EUR 26.6 million included a EUR 0.2 million share of associated companies' result, which is now reported below operating income for better comparison.) The operating income margin was 6.5 (3.9) %. Third quarter operating income was at a record high level for one quarter, and amounted to EUR 31.2 (12.6)

million. The operating profit margin improved to 8.1 (5.1) %.

Operating income by Business Areas, MEUR

	1-9/2006	% of sales	1-9/2005	% of sales
Service	28.5	8.0	18.6	6.5
Standard Lifting	42.1	10.2	19.4	8.7
Heavy Lifting	19.5	5.9	7.3	3.3
./. Group overheads	-22.0	-2.2	-18.0	-2.7
./. Elimination of internal profit	-1.9	-0.2	-0.7	-0.1
Total	66.2	6.5	26.6	3.9

	7-9/2006	% of sales	7-9/2005	% of sales
Service	11.9	9.0	7.1	7.0
Standard Lifting	17.8	11.2	8.5	9.5
Heavy Lifting	8.3	6.6	4.0	5.1
./. Group overheads	-5.8	-1.5	-6.0	-2.4
./. Elimination of internal profit	-1.0	-0.3	-1.1	-0.4
Total	31.2	8.1	12.5	5.1

Profitability continued improving clearly during the third quarter in all Business Areas. The improvement is mainly attributable to strong volume growth, improved productivity and higher efficiency. The somewhat more favourable USD/EUR currency rate also contributed to higher profitability.

Sourcing, supply and technical synergy benefits from the integration of Stahl CraneSystems had a positive impact on profits, but Stahl's operations, which are reported in Standard Lifting, diluted the profit margin in this Business Area as was expected and communicated.

Financial costs (net of expenses and income) were EUR 8.1 (14.4) million. The corresponding figure for January – September 2005 included a loss arising from a change in fair value of approx. EUR 8.1 million on derivates used for hedging purposes. Hedge accounting on forward contracts for cash flow hedging was initiated in Heavy Lifting sales projects in the third quarter of 2005.

January – September income before taxes were EUR 58.5 (12.3) million and third quarter income before taxes was EUR 28.9 (13.2) million.

Corporate income taxes for January – September totalled EUR 17.5 (3.8) million corresponding to a 30 percent tax rate. Third quarter taxes totalled EUR 8.7 (4.1) million.

Net income for January – September was EUR 40.9 (8.5) million or EUR 0.70 (0.15) per share. Third quarter net income was EUR 20.3 (9.1) million or EUR 0.35 (0.16) per share.

The return on capital employed for January – September 2006 was 24.4 (13.2) % and the return on equity 31.5 (8.4) %. On a last-twelve month basis, return on capital employed was 26.6 (17.0) % and return on equity was 34.7 (12.7) %. The higher capital return ratios are a consequence of improved profitability and higher efficiency in capital utilisation.

The profit accumulation in Konecranes has historically been slow in the beginning of the year and accelerated towards the yearend. This seasonal earnings pattern is expected to repeat itself also during this year, but it is expected to be less pronounced compared to previous years.

Cash flow and balance sheet

Cash flow from operations before financing items and taxes for January – September 2006 was EUR 76.6 (26.4) million. Cash flow remained at a good level despite large production output increases and strong sales growth. Net cash flow from operating activities (after financing and taxes) was EUR 58.8 (15.2) million or EUR 1.32 (0.47) per share.

Net debt totalled EUR 147.0 (118.4) million and gearing was 75.8 (89.7) %. The Group's total equity/total assets ratio (solidity) was 25.7 (27.0) %. Taking into account the latest acquisitions (Stahl CraneSystems and MMH Holdings Inc), the gearing and solidity ratio developments were very satisfactory.

Capital expenditure

In January – September 2006, capital expenditure, excluding acquisitions, totalled EUR 10.5 (11.8) million. Capital expenditures including acquisitions totalled EUR 64.1 (14.2) million.

Personnel

At the end of September 2006, Konecranes had 7,444 (5,068) employees in total.

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Personnel by Business Areas:

	9/2006	9/2005	Change %
Service	3,873	2,892	+34 %
Standard Lifting	2,362	1,186	+99 %
Heavy Lifting	1,046	869	+20 %
Group Staff	163	121	+35 %
Total	7,444	5,068	+47 %

Approximately one fourth of the growth in personnel is attributable to organic growth and the rest to acquisitions.

Important Events

Refreshed Brand Identity

On September 1, KCI Konecranes Plc unveiled a new global masterbrand strategy and identity, which includes dropping KCI from the brand name and logo. The streamlined brand will focus on the core brand equity, which lies in the Konecranes name. The aim of the Group's identity development is to increase cumulative brand value growth and efficiency, and drive internal integration in the value-added solutions strategy, while reducing complexity.

Group company names will start with 'Konecranes' and the three business area names were changed to Standard Lifting, Heavy Lifting and Service. The Board of Directors will propose a new parent company name, Konecranes Plc, to a shareholders meeting.

Group company brands that do not have clear complementary roles will be integrated in the Group and main global brand. However, the brands Morris, Stahl CraneSystems, SWF, R&M, Verlinde, Meiden and P&H will be retained in order to optimise coverage in all markets and segments.

The implementation of the new identity is proceeding according to plan, and a platform for integrating marketing communications within the Group is being established.

Our new corporate credo "Lifting Businesses™" will be used as a tagline to the new Konecranes logo worldwide. The promise of Lifting Businesses™ reflects a company-wide commitment to develop advanced lifting solutions and services that help increase our customers' productivity and profitability, thus showing that we're not just lifting things, but entire businesses.

Acquisitions

On 19 May 2006 HMM Acquisition Corp., a wholly owned Konecranes Inc. subsidiary, acquired 59.2% of the shares of MMH Holdings, Inc., the owner of U.S. based Morris Materials Handling, Inc. The holding was further increased on May 26 to 74.5% and on June 5 to approx. 90.9%. On June 7 HMM Acquisition Corp. had increased its stake to 96.7% and completed a short form merger as a result of which Konecranes, Inc. obtained 100% of MMH Holdings, Inc. shares. Morris Material Handling, Inc. has over 120 years of history in crane industry and is a recognised player in the maintenance service and overhead crane industry, especially in the North-American market. The addition of MMH's product ranges especially for the steel and power industries complements Konecranes' offering. The acquisition also brings new opportunities for growth in Services through the large installed base of MMH cranes. Through its subsidiaries MMH also has local operations in Canada, Mexico and Chile. MMH Holdings, Inc was consolidated into the Konecranes Group figures as of 1 June 2006. Operationally MMH Holdings, Inc. continues as an independent entity within the Konecranes Group.

Organisation Changes

Paul Lönnfors was appointed Investor Relations Manager for KCI Konecranes Group as of 1 September, 2006. He will report to Teuvo Rintamäki, Chief Financial Officer.

Mikael Wegmüller was appointed Director, Marketing and Communications and member of the Executive Board of KCI Konecranes Group as of 18 September, 2006. He will report to Pekka Lundmark, President & CEO.

Franciska Janzon was appointed Manager, Corporate Branding and Communications. She will report to Mikael Wegmüller. Ms Janzon previously held the position of Investor Relations Manager.

Following the appointment of new Group Executive Board members, the Board has as of 1 October 2006 consisted of the following members:

Pekka Lundmark, President and CEO

Business Area Presidents:
Hannu Rusanen, Service (SER)
Pekka Päkkilä, Standard Lifting (STD)

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Mikko Uhari, Heavy Lifting (HVY)

Region Presidents:
Pierre Boyer, Europe, Middle East & Africa (EMEA)
Tom Sothard, Americas
Harry Ollila, Northeast Asia (NEA)
Edward Yakos, Southeast Asia-Pacific SEAP)

Function Directors:
Teuvo Rintamäki, Chief Financial Officer
Sirpa Poitsalo, Legal Counsel
Arto Juosila, Director, Administration and Business Development
Mikael Wegmüller, Director, Marketing and Communications
Peggy Hansson, Director, Competence Development
Ari Kiviniitty, Chief Technology Officer

Shares and shareholders

Change in share capital and subscription of shares with stock options

Pursuant to Konecranes stock options, a total of 178,800 new Konecranes shares were recorded in the Trade Register during Q3/2006.

Following these subscriptions, Konecranes' share capital at the end of September was EUR 29,860,110 and the total number of shares was 59,720,220.

At the end of September, Konecranes had 4,290 shareholders, which is 48 % higher than at the end of 2005.

Shares and trading volume

Konecranes Plc's share price increased by 43.8 % during January - September and closed at EUR 14.97. The period high was EUR 17.70 and period low EUR 10.23. The volume weighted average share price during the period was EUR 13.98. During the same period the OMX Helsinki Index rose 8.4%, the OMXH25 Helsinki Index 12.7% and the OMX Helsinki Industrials Index 16.7%.

At the end of September, Konecranes Plc's total market capitalization was EUR 894 million including own shares in the company's possession, making it the 35th largest company on the Helsinki Stock Exchange.

The trading volume totalled 87,505,862 shares (share-split adjusted), representing a turnover velocity of 197%, which is the third highest on the Helsinki Exchange disregarding extraordinary trading of shares in companies being taken over. Total trading amounted to EUR 1,222 million, which was the 23rd highest on the Helsinki Exchange. The daily average trading volume was 462,583 shares representing a daily average turnover of EUR 6.5 million.

As of 1 August 2006, the Konecranes share was included in the OMXH25 stock index, which is a market-value weighted share price index. The OMXH25 index contains the Helsinki Exchange's 25 most traded stocks in terms of monetary daily median trading volume, which is measured semi-annually.

The Konecranes share is included in the OMX Nordic list, introduced on 2 October 2006, in Mid Cap Industrials.

Flagging notifications

On 5 April, 2006, the holdings of Capital Group Companies, Inc. decreased to 4.90 percent of the share capital and voting rights of KCI Konecranes Plc.

On 4 August, 2006, the holdings Fidelity Management Research Corp. (FMR) and its direct and indirect subsidiaries increased to 5.03 percent of the share capital and voting rights of KCI Konecranes Plc.

On 11 August, 2006, the holdings of mutual funds and separate accounts managed by the affiliated investment advisors of Franklin Resources, Inc. decreased to 4.99 percent of the share capital and voting rights of KCI Konecranes Plc.

On 13 September, 2006, the holdings of Fidelity Management Research Corp. (FMR) and its direct and indirect subsidiaries decreased to 4.97 percent of the share capital and voting rights of KCI Konecranes Plc.

On 14 September, 2006, the holdings of Fidelity Management Research Corp. (FMR) and its direct and indirect subsidiaries increased to 10.02 percent of the share capital and voting rights of KCI Konecranes Plc.

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Flagging notifications after the period under review

On 10 October, 2006, the holdings of JPMorgan Chase & Co and its subsidiaries increased to 5.02 % of the share capital and voting rights of KCI Konecranes Plc.

On 13 October, 2006, the holding of JPMorgan Chase & Co and its subsidiaries decreased to 4.94 % of the share capital and voting rights of KCI Konecranes Plc.

Own Shares in the Company's Possession

At the end of September, KCI Konecranes Plc held 842 600 of the company's own shares. This corresponds to 1.42 % of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003.

Litigations

Konecranes is a party to various litigations and disputes relating to its normal business in different countries. At the moment, Konecranes does not expect any of these ongoing litigations or disputes to have a material effect on the profits or future outlook of the Group.

Outlook

The demand is expected to stay on a high level. The record-high third quarter order intake leads us to raise the full-year sales growth expectation to above 45 %. The full year EBIT margin is expected to be approximately 7 %, or slightly above. Both fourth quarter sales and EBIT margin will, as in previous years, depend heavily on delivery completions during the last few weeks of the year.

Helsinki, 1 November, 2006
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

Important orders

Here are some examples of orders received in the third quarter of 2006. The list illustrates our reach, both in terms of customer base and geographical coverage.

September

Georgia Ports Authority (GPA), U.S.A. ordered four Super Post Panamax Ship-to-Shore container cranes and 15 all-electric Rubber Tired Gantry cranes to the Garden City Terminal in the Port of Savannah, Georgia. Deliveries will start in the spring of 2007 and continue until April 2008. The value of the order is over USD 50 million.

The Port of Houston Authority ordered six all-electric rubber-tired gantry cranes valued at approximately USD 10 million as part of the expansion of Bayport Container and Cruise Terminal. The cranes will be delivered by July 2007.

ZAO First Container Terminal in St. Petersburg ordered two Panamax Ship-to-Shore (STS) container cranes. The value of the contract is approximately EUR 10 million, and the cranes will be delivered at the end of 2007.

INOVA ordered two automatic refuse handling cranes and two slag handling cranes to be delivered to Liège, Belgium.

BSRM Steels Ltd, a subsidiary of the H. Akberali Group of Industries ordered four steel mill process cranes with a 24-ton lifting capacity, designed to handle billets and hot bundles with magnets, and four industrial cranes for their green field plant in Chittagong, Bangladesh. The equipment will be delivered by May 2007 for the first phase of the project, which will increase annual production output by 300,000 tons. The value of the order is over EUR 2 million.

August

Konecranes received three significant orders from the energy sector in July-August 2006 for a total value of

approximately EUR 6.5 million. Konecranes will deliver one 44-ton coker crane featuring several Konecranes load control technologies to Tesoro Corporation's Golden Eagle Refinery in Martinez, California, one 17-ton coker crane to the BP Oil Castellón Refinery in Spain, and two turbine cranes and two maintenance cranes to Siemens by autumn 2007. The two 250-ton turbine house cranes have a span of 32 meters and are equipped with a 25-ton auxiliary trolley. This order is part of the Power Generation Group of Siemens AG's investment in a new combined cycle power plant in Irsching, Germany, which will be the world's largest and highest-output gas turbine.

In addition to these three orders to the energy sector, Reliance Petroleum, LTD from Mumbai, India ordered a 35-ton coker handling bucket crane for the Reliance refinery in Jamnagar, India, and Fluor Enterprises, Inc from Long Beach, CA, USA ordered a 44-ton coker handling bucket crane to be delivered to the Tesoro Corporation, Golden Eagle refinery in Martinez, California, USA. The value of these orders is over EUR 10 million.

July

One of the world's premier engineering, construction, and project management companies Bechtel ordered nine industrial cranes ranging from 3-54 ton capacities for its aluminium plant expansion in Sohar, Oman.

Significant orders in the third quarter of 2006 also include orders to shipyards, steel mills and paper mills in China.

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

The presented Financial information is construed according to the recognition and measurement principles of International Financial Reporting Standards (IFRS).

The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.

The interim report has not been subject to audit.

CONSOLIDATED STATEMENT OF INCOME – IFRS (MEUR)

	1-9/2006	1-9/2005	1-12/2005
Sales	**1022.4**	**675.0**	**970.8**
Other operating income	1.5	1.7	2.2
Depreciation	-15.6	-11.3	-15.6
Other operating expenses	-942.2	-638.9	-908.1
Operating Income (EBIT)	**66.2**	**26.4**	**49.3**
Share of result of associates and joint ventures	0.4	0.2	0.5
Financial income and expenses	-8.1	-14.4	-15.8
Income before taxes	**58.5**	**12.3**	**34.1**
Taxes	-17.5[1]	-3.8[1]	-10.0
Net Income	**40.9**	**8.5**	**24.1**
Earnings per share, basic (EUR)	**0.70**	**0.15**	**0.43**
Earnings per share, diluted (EUR	**0.69**	**0.15**	**0.42**

1) According to estimated tax rate

CONSOLIDATED BALANCE SHEET – IFRS (MEUR)

	9/2006	9/2005	12/2005
Non-current assets	219.8	131.2	197.6
Inventories	237.0	158.0	157.0
Receivables and other current assets	383.4	244.9	325.4
Cash and cash equivalents	54.8	29.8	44.0
Total assets	**895.0**	**563.9**	**724.0**
Equity	194.0	132.1	152.1
Non-current liabilities	171.6	57.7	106.9
Provisions	27.6	16.3	20.1
Current liabilities	501.8	357.8	444.9
Total equity and liabilities	**895.0**	**563.9**	**724.0**
Gearing %	75.8	89.7	88.1
Solidity %	25.7	27.0	23.7
Return on capital employed %, Last Twelve Months (LTM)	26.6	17.0	17.2
Return on equity %, Last Twelve Months (LTM)	34.7	12.7	16.6
Equity/share, EUR	3.29	2.34	2.66

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

STATEMENT OF CHANGES IN SHAREHOLDERS` EQUITY (MEUR)

	Share Capital	Other Restricted Capital	Other Reser-ves	Translation Difference	Fair value Reserves	Retained Earnings	Minority Interest	Total Equity
Equity 12/2004	**28.6**	**22.3**	**0.0**	**-6.1**	**0.0**	**92.7**	**0.1**	**137.6**
Options exercised	0.1	0.8						0.9
Dividend distribution						-14.8		-14.8
Change in untaxed reserves						-0.6		-0.6
Cash flow hedge					-4.1			-4.1
Translation difference				3.7				3.7
Share based payments recognized against equity						0.9		0.9
Net profit for the period						8.5		8.5
Equity 9/2005	**28.7**	**23.1**	**0.0**	**-2.4**	**-4.1**	**86.7**	**0.1**	**132.1**
Equity 12/2005	**29.0**	**26.5**	**0.0**	**-1.2**	**-4.9**	**102.7**	**0.1**	**152.1**
Options exercised	0.9	10.4						11.3
Dividend distribution						-15.8		-15.8
Share issue			0.0					0.0
Change in untaxed reserves						0.0		0.0
Cash flow hedge					7.4			7.4
Translation difference				-2.5				-2.5
Share based payments recognized against equity						0.6		0.6
Net profit for the period						40.9		40.9
Equity 9/2006	**29.9**	**36.9**	**0.0**	**-3.7**	**2.5**	**128.3**	**0.1**	**194.0**

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

CONSOLIDATED CASH FLOW STATEMENT – IFRS (MEUR)

	1-9/2006	1-9/2005	1-12/2005
Operating income before chg in net working capital	81.9	38.4	65.8
Change in net working capital	-5.3	-12.0	0.7
Cash flow from operations before financing items and taxes	76.6	26.4	66.5
Financing items and taxes	-17.8	-11.2	-18.1
Net cash flow from operating activities	58.8	15.2	48.4
Net cash used in investing activities	-57.9	-11.1	-46.1
Cash flow before financing activities	0.9	4.2	2.3
Net cash used in financing activities	10.6	3.9	19.7
Translation differences in cash	-0.7	1.1	1.3
Change of cash and cash equivalents	10.8	9.1	23.3
Cash and cash equivalents at beginning of period	44.0	20.7	20.7
Cash and cash equivalents at end of period	54.8	29.8	44.0
Change of cash and cash equivalents	10.8	9.1	23.3

SEGMENT REPORTING

1. BUSINESS SEGMENTS (MEUR)

Order Intake by Business Area	1-9/2006	1-9/2005	LTM*	1-12/2005
Service	314.8 1)	272.1	407.1	364.5
Standard Lifting	469.9	240.4	551.5	322.1
Heavy Lifting	390.4	324.7	529.0	463.3
./. Internal	-69.7	-62.7	-95.8	-88.7
Total	**1105.3** 1)	**774.6**	**1391.9**	**1061.2**

1) Excl. Service Contract Base

Order Book total 2)	9/2006	9/2005	12/2005
Total	**681.9**	**432.2**	**432.1**

2) Percentage of completion deducted

Sales by Business Area	1-9/2006	1-9/2005	LTM*	1-12/2005
Service	355.3	286.3	475.6	406.5
Standard Lifting	412.4	223.4	507.0	318.0
Heavy Lifting	328.1	219.3	439.9	331.1
./. Internal	-73.4	-54.0	-104.2	-84.8
Total	**1022.4**	**675.0**	**1318.2**	**970.8**

*LTM = last 12 months (full year 2005 ./. nine months 2005 + nine months 2006)

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Operating Income by Business Area	1-9/2006		1-9/2005		1-12/2005		LTM*
	MEUR	%	MEUR	%	MEUR	%	MEUR
Service	28.5	8.0	18.6	6.5	29.4	7.2	39.3
Standard Lifting	42.1	10.2	19.4	8.7	28.8	9.1	51.5
Heavy Lifting	19.5	6.0	7.3	3.3	15.2	4.6	27.4
Group costs	-22.0		-18.0		-23.8		-27.8
Consolidation items	-1.9		-0.9		-0.3		-1.4
Total	**66.2**		**26.4**		**49.3**		**89.1**

Personnel by Business Area (at the End of the Period)	9/2006	9/2005	12/2005
Service	3,873	2,892	2,999
Standard Lifting	2,362	1,186	1,898
Heavy Lifting	1,046	869	890
Group staff	163	121	136
Total	**7,444**	**5,068**	**5,923**
Average number of personnel during period	**6,687**	**4,878**	**5,087**

2. GEOGRAPHICAL SEGMENTS (MEUR)

Sales by Market	1-9/2006	1-9/2005	LTM*	1-12/2005
Nordic and Eastern Europe	178.0	153.1	240.1	215.1
EU (excl. Nordic)	325.1	214.9	410.7	300.5
Americas	343.8	185.5	436.0	277.7
Asia-Pacific	175.4	121.5	231.3	177.4
Total	**1022.4**	**675.0**	**1318.2**	**970.8**

INVESTMENTS (MEUR)	1-9/2006	1-9/2005	1-12/2005
Total (excl. Acquisitions)	**10.5**	**11.8**	**16.0**

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

NET INTEREST BEARING LIABILITIES (MEUR)	9/2006	9/2005	12/2005
Long- and short-term interest bearing liabilities	-202.4	-148.7	-178.4
Cash and cash equivalents and other interest bearing assets	55.4	30.3	44.4
Total	**-147.0**	**-118.4**	**-133.9**

CONTINGENT LIABILITIES AND PLEDGED ASSETS (MEUR)	9/2006	9/2005	12/2005
Contingent Liabilities			
For own debts			
Mortgages on land and buildings	5.9	5.9	5.9
For own commercial obligations			
Pledged assets	1.9	0.3	0.3
Guarantees	131.7	135.4	117.2
Other contingent and financial liabilities			
Leasing liabilities	37.6	30.1	45.1
Other liabilities	1.1	1.0	0.7
Total	**178.2**	**172.7**	**169.2**

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS (MEUR)	9/2006 Nominal value	9/2006 Fair value	9/2005 Nominal value	9/2005 Fair value	12/2005 Nominal value	12/2005 Fair value
Foreign exchange forward contracts	250.8	1.7	382.2	-4.3	304.0	-8.9
Interest rate swap	0.0	0.0	25.0	0.1	0.0	0.0
Electricity derivates	0.9	0.5	0.0	0.0	0.8	0.2
Total	**251.7**	**2.2**	**407.2**	**-4.2**	**304.8**	**-8.7**

Derivatives are used for hedging currency and interest rate risks as well as risk of price fluctuation of electricity. Company applies hedge accounting on derivatives used to hedge cash flows in special cranes projects.

INTERIM REPORT

2 November, 2006 at 10.00 a.m.

Events on 2 November, 2006

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com/investor.

Internet

This report and presentation material is available on the Internet at www.konecranes.com/investor immediately after publication. A recording of the webcast will be available on the Internet later on 2 November.

Next report

Konecranes 2006 Financial Statements will be published on 14 February, 2007.

For further information, please contact:

Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

PRESS RELEASE

8 November, 2006 10.45 a.m.

Increase in KCI Konecranes share capital registered

The 21 600 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 8 November, 2006.

Following these subscriptions KCI Konecranes Plc's share capital increased by EUR 10 800 totalling EUR 29 870 910. The number of shares will increase to 59 741 820 shares.

Trading in the new shares will start on or about 10 November, 2006.

Further information can be obtained from

KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has over 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

PRESS RELEASE

1 November, 2006 at 2.00 p.m.

Share subscriptions under Konecranes' stock options

A total of 61 300 new Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	21 600	6.5175
1999 B-series	19 200	8.25
2001 A-series	3 200	8.50
2003 A-series	9 300	4.89
2003 B-series	8 000	5.405

Following these subscriptions KCI Konecranes Plc's share capital will increase by EUR 30 650 totalling EUR 29 890 760. The number of shares will increase to 59 781 520 shares.

The new shares will be recorded in the Trade Register on or about 8 November, 2006 (shares subscribed under 1997 stock options) and 9 November, 2006 (shares subscribed under 1999 B-series, 2001 A-series, 2003 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 10 November, 2006.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Further information can be obtained from

KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has over 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

DISTRIBUTION
Helsinki Stock Exchange, Media

PRESS RELEASE

9 November, 2006 12.00 p.m.

Increase in KCI Konecranes share capital registered

The 39 700 new shares subscribed for with KCI Konecranes' 1999 B, 2001 A, 2003 A and 2003 B series stock options have been recorded in the Trade Register on 9 November, 2006.

Following these subscriptions KCI Konecranes Plc's share capital increased by EUR 19 850 totalling EUR 29 890 760. The number of shares will increase to 59 781 520 shares.

Trading in the new shares will start on or about 10 November, 2006.

Further information can be obtained from
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has over 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KCI Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358-20 427 11 Fax +358-20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää www.konecranes.com